EXHIBIT 99.6

                                      Press Release

Russia: Yamal LNG Starts Up Train 3 Twelve Months Ahead of Schedule And Achieves Its Full Capacity

Paris/Yamal, December 11, 2018 - On the occasion of the inauguration of Train 3 of the Yamal LNG project in the presence of the Prime Minister of Russia Dmitry Medvedev, Total announces the start of liquefied natural gas (LNG) exports from the third train of the Yamal LNG project in Russia. This has been achieved a year ahead of the initial schedule and within the original budget. The Yamal plant has now reached its full planned capacity of 16.5 million tons per year less than a year after the 1st shipment of LNG from the project in December 2017. Furthermore, this start-up occurs one week after Yamal LNG has shipped its one hundredth LNG cargo.

“We are proud of the successful launch of all three LNG trains of the Yamal LNG project less than a year after the start-up of the plant. This constitutes an unprecedented achievement for the industry” commented Patrick Pouyanné, Chairman and CEO of Total. ”The positive experience of Yamal LNG paves the way for further LNG developments alongside our strategic partner Novatek, including Arctic LNG 2, the next major development based on giant low costs resources in Russia’s far north.”

About Yamal LNG

The project is operated by the Yamal LNG Company, owned by Russian independent gas producer Novatek (50.1%), Total (20%), CNPC (20%) and Silk Road Fund (9.9%).

One of the biggest LNG projects in the world, Yamal LNG is developing the 4.6 billion barrels of oil equivalent of reserves (boe) from the giant onshore South Tambey gas and condensate field, located on the Yamal Peninsula.

The project includes an integrated gas treatment and liquefaction facility with three initial trains of 5.5 million tons per year capacity each, storage tanks, and port and airport infrastructure.

An additional that small-scale 0,9 Mtpa train is under construction with a start-up planned early 2020.

Yamal LNG’s production is sold under long-term contracts in Asian and European markets, predominantly under oil-indexed price formulas. LNG will be supplied to the markets all year round through an innovative shipping approach involving a fleet of purpose-designed ice-class LNG carriers that will travel the Northern Sea Route to Asia through the Bering Strait in the summer.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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